Exhibit (e)(4)

August 6, 2024

G1 Therapeutics, Inc.

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

Re: Exclusivity Agreement

Dear Jack:

Further to the negotiations between G1 Therapeutics, Inc. (the “Company”) and Pharmacosmos A/S (“Buyer”) and the contemplated acquisition of the Company by Buyer or an affiliate thereof, for good and valuable consideration (the receipt of which is acknowledged), the Company agrees to provide Buyer a period of exclusivity pursuant to this letter.

Company hereby agrees that, unless negotiations between Buyer and Company are terminated earlier by mutual written agreement, Buyer shall have the exclusive right to negotiate any offer, proposal or agreement, whether written or oral, that would permit a person other than the Buyer to acquire the Company whether pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, joint venture, license or similar transaction (a “Transaction”) with the Company for a period commencing upon the execution of this letter and ending at 9:29 a.m., New York time, on August 7, 2024 (the “Exclusivity Period”). During the Exclusivity Period, neither the Company or any of its officers or directors shall (and the Company shall instruct its investment bankers, attorneys and accounts retained by or on behalf of any such person not to), directly or indirectly (including, without limitation, through any investment banker, attorney or accountant retained by or on behalf of any such person), (i) solicit, initiate or knowingly encourage the submission of any proposal or offer (each of the following, other than in connection with exercise or repurchase of existing equity interests, an “Acquisition Proposal”) from any person or entity (including any of its officers, directors, employees, agents and other representatives) relating to any liquidation, dissolution, recapitalization of, merger or consolidation with or into, or acquisition or purchase of any material assets of, or any capital stock or other equity security of, the Company or relating to any other similar transaction or combination involving the Company or any of its subsidiaries or affiliates (other than in connection with the exercise or repurchase of existing equity interests), (ii) participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect thereto, or (iii) otherwise knowingly cooperate in any way with, or knowingly assist or participate in, facilitate or encourage any effort or attempt by or enter into an agreement with any other person or entity to do or seek to do any of the foregoing. The Company shall immediately terminate any discussions or other negotiations with any third party regarding any Acquisition Proposal.

This letter agreement shall be governed by the internal laws of the State of Delaware applicable to contracts wholly executed and performed within the State of Delaware without regard to any conflict of law principles. Each party hereby irrevocably and unconditionally agrees to resolve all disputes arising out of or relating to this letter agreement exclusively in the Chancery Court of Delaware, or if such court is unavailable, the Federal District Court for Delaware (the “Chosen

Courts”), and each party hereby consents to the personal jurisdiction of the Chosen Courts for the purposes of any action, suit or proceeding arising out of or relating to this letter agreement. Each party hereby irrevocably and unconditionally waives any objection to the personal jurisdiction and laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in the Chosen Courts, and hereby further irrevocably and unconditionally waives its right and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. A breach by either party of any of the promises or agreements contained herein will result in irreparable and continuing damage to the other party for which there will be no adequate remedy at law, and such other party shall be entitled to injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate). The parties agree to waive any requirements for the securing or posting of any bond in connection with such remedy.

If for any reason, any provision of this letter is held to be illegal, void or unenforceable, such provision shall be given no effect and shall be deemed not to be included in this letter but without invalidating any of the remaining provisions of this letter, and shall be replaced by a valid, binding and enforceable substitute provision which shall reflect as closely as possible the parties’ intent under this letter.

The parties shall have no obligation to consummate the Transaction, except in accordance with any executed definitive agreement, and any transaction shall be subject in all respects to the terms set forth therein and the satisfaction of the conditions contained therein. No party shall have any liability to the other in connection with either party’s failure to execute the definitive agreement with respect to the Transaction for any reason other than a breach of the exclusivity terms set forth herein.

If the foregoing terms are acceptable to the company, please sign in the space provided below.

Very truly yours, PHARMACOSMOS A/S

/s/ Milena J. Olsen
Milena J. Olsen Executive Vice President

AGREED AND ACCEPTED:

G1 THERAPEUTICS, INC.

By:	/s/ John E. Bailey, Jr.
Name: John E. Bailey Jr.
Title: Chief Executive Officer
Date: 8/6/2024